Exhibit 99.5

TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE PERIOD ENDED JULY 31, 2009

SEPTEMBER 29, 2009

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the standards of the Public Company Accounting Oversight Board  (United States), and should be read in conjunction with the consolidated financial statements as of July 31, 2009.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.

The following information, prepared as at September 29, 2009 should be read in conjunction with the July 31, 2009 unaudited financial statements of the Company.

DESCRIPTION OF BUSINESS

Titan Trading Analytics Inc. (“Titan” or the “Company”) has four wholly owned subsidiaries Titan Trading USA, LLC, (“Titan Trading USA”) Titan Trading GP Inc., (“Titan GP”), Titan Holdings USA LLC, and Titan Trading Corp.

The Company continues to expend all of its efforts developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

Titan Trading Limited Partnership 2 (“TTLP2”) was created in January 2006.  Titan GP is the general partner.  The limited partners must be accredited investors.  TTLP2 will trade funds using TOMS.  The profits will be divided on the basis of 50% to the limited partners and 50% to the general partner.  There will be an annual administrative fee paid to Titan equal to 2% of the net asset value of TTLP2.  At present, TTLP2 has not been activated.

The Company is a financial software developer that has developed market timing, trading analytics and automated trading execution software.  The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993.  In June 2003, Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies, LLC (“Cignal”) and has developed an automated trading platform using and further developing the Technology. Cignal is owned by Mr. Philip Carrozza, Titan’s US Director of Trading Operations.

In February 2006, Titan entered into a software transfer agreement with Mr. Phillip Carrozza and Cignal, with respect to the transfer of certain trading models, suitable for stocks or futures and software-based formulas that implement the trading models and their accompanying indicators.  Pursuant to the software transfer agreement, Cignal and Mr. Carrozza were to be issued a total of 3,000,000 common shares, 1,000,000 of which would have been issued on closing and the remaining 2,000,000 would have been issued in 1,000,000 increments in each of 2007 and 2008.  Cignal was to be granted 1,000,000 performance warrants.  The software transfer agreement provided Cignal with a right of first refusal, in the event that the Company becomes insolvent, to match a proposed sale of the software to a third party.

Titan also entered into a software transfer agreement with Michael Gossland, a director and officer of Titan, with respect to the transfer of certain executable programs and software-based formulas.  Pursuant to the software transfer agreement, Titan would have issued Mr. Gossland 1,500,000 common shares and 1,000,000 performance warrants.  The software transfer agreement provided Mr. Gossland with a right of first refusal, in the event that Titan becomes insolvent, to match a proposed sale of the software to a third party.

A total of 1,000,000 of the performance warrants to be issued to Cignal, Mr. Carrozza and Mr. Gossland were exercisable at a price of $0.50 per share for a six month period commencing November 1, 2007 and the remaining 1,000,000 performance warrants were exercisable at a price of $1.00 per share for a six month period commencing November 1, 2008. The release of these warrants was conditional upon the 20 day average stock price on these dates being no less than $1.00 and $2.00 per share, respectively.

In July 2006, the Company announced that the aforementioned software transfer agreements entered into between the Company, Mr. Carrozza and Cignal and between the Company and Mr. Gossland had been amended and restated (the “Software Transfer Agreements”).  The total number of Titan common shares issuable pursuant to the Software Transfer Agreements did not change from 4,500,000 shares; however, these shares will only be issued upon Titan achieving certain gross revenue milestones commencing June 1, 2006.  Commencing June 1, 2006, an aggregate of 4,500,000 shares will be eligible to be issued in tranches of 1,500,000, upon Titan achieving cumulative gross revenues from TOMS of each of $400,000, $800,000 and $1.2 million.  The first, second and third tranches of the shares will be issued no earlier than September 30, 2006, January 31, 2007 and May 31, 2007 respectively, and in any event, any Titan common shares not “earned” by May 31, 2007 will not be eligible for issuance.  All of the securities issued in connection with the Software Transfer Agreements are subject to a four month hold period.  During the year, the Software Transfer Agreements have been amended to extend the milestones compliance date to May 31, 2009.

The terms of the 2,000,000 performance warrants issued to Cignal, Mr. Carrozza and Mr. Gossland were also revised.  The first 1,000,000 performance warrants will be exercisable at a price of $0.50 per share for a six-month period commencing June 1, 2007, provided that Titan has achieved at least $1.2 million of gross revenue for the one-year period commencing June 1, 2006.  The second 1,000,000 performance warrants will be exercisable at a price of $1.00 per share for a six-month period commencing June 1, 2008, provided that Titan has achieved gross revenue of $1.8 million for the one-year period commencing June 1, 2007.  The performance warrants expire November 30, 2008.  The 2,000,000 warrants were issued on September 5, 2006.

In 2009, The Software Transfer agreement was amended, subject to board approval, to provide that the performance warrants will be exercisable upon Titan achieving the gross revenue milestones for the one-year period ended May 31, 2010.  The exercise prices will remain the same; however, the exercise period for the first and second tranche will be the six-month period commencing June 1, 2010.

TITAN TRADING PRODUCTS

Titan currently has a major flagship product in its line-up, called the TickAnalyst Suite (“TAS”). This suite is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

TickAnalyst Suite is a group of software applications, which may be divided into several parts:

1.           Signus, also known internally as the blackbox, used to generate trading signals.
2.           TOMS, Titan’s order management software, used to execute and manage trades.
3.           QuickTick Charting, used for financial data visualization.
4.           TradeViewer, used to display the results of the trading performance.
5.           TopView and TopViewClient, used to distribute the real-time and historical trading signals.
6.           Several back end data management tools, with internal names to manage data.

These parts, when assembled with other 3rd party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders.

The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to the RediPlus trade execution engines.  Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

The TickAnalyst Suite has components that are subject to certain rights pursuant to the Software Transfer Agreements described above. Otherwise, Titan wholly owns the TAS technology in its entirety.

The Company has yet to establish a profitable trading or licensing support business and focused its attention on development of the TAS system.  The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The selling proposition is that the software and service improves trading results.
  The Company plans to enter into non-exclusive agreements with institutions, trading firms and/or high net-worth individuals to utilize the Software for trading and share the profits with those parties, or at a later stage, to license the software as a service directly to such parties under terms. Additionally, Titan expects to conduct trading operations on its own behalf and or jointly with third parties.

The Company is a reporting issuer in Canada and the United States.  Titan’s shares trade in the United States on the Over-The-Counter Bulletin Board and in Canada on the TSX Venture Exchange.

In April, 2006 Titan appointed Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated) Equity Trading Division under its USA Trading Operations.  Mr. Davidson’s appointment was in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online.

 The concept behind Titan’s Grey Box is three fold:

1.           present the trader with more technical based trading opportunities;
2.           automate the order entry and exit process; and
3.           manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of Titan’s Grey Box trading software is to allow that trader to do more trades.  The combination of all three advantages can dramatically increase the number of trades that even an experienced trader can execute.

Currently, Titan Trading Analytics Inc has completed TickAnalyst X2. TAX2 is currently in a production environment through Titan's wholly owned subsidiary Titan Holdings USA LLC. Titan Holdings is running TAX2 on a $5,000,000 trading account, whereby the funds were received from Compo Investments (see April 7, 2009 press release). TAX2 is operating as per its design parameters and details of its results will be made available in subsequent filings.

TAX3 development commenced in June 2009 with the intent of additional market analysis, indicator, financial model and execution items being developed. TAX3 is scheduled for testing in August 2009 and for production in October 2009.

The Grey Box trading software is complete with marketing efforts commencing this summer throughout Canada and the US. Marketing will be completed primarily by Philip Carrozza and developments will be provided once they occur.

Titan Trading expects to spend approximately CDN$250,000 on the development of TAX3 (those are strictly costs associated with the developers) with an additional CDN$350,000 to CN$450,000 on administration and testing of TAX3 to the end of Q4 2009.Currently negotiations for the Grey Box trading software package are underway with 2 trading groups in New York, New York and it is expected that less than $100,000 will be spent on these efforts to the end of Q4, 2009.

Titan's products differ considerably from other products in the market place. Currently, it is known that most algorithmic software programs allow institutions to execute trades quicker and more efficiently. Titan's TAX2 is comprised of algorithms with financial model formulas providing where to buy and sell strategies. Algorithms that allow trades to be executed quicker and more efficiently have saturated the market and provide little to no competitive advantage to their users where as TAX2 provides a much needed competitive advantage to buy side groups therefore allowing Titan to provide its products in a market place looking for same. The current financial situation of the marketplace will not affect Titan's business because of its competitive advantage.

January 2008 - The Company announced the completion of the development of Version 2 of its QuickTick Charting application and QuickTick Server.  The new communications software is designed to be more reliable and easier to scale up to a large number of users.

February 2008 - The Company announced two key operational developments for Titan’s proprietary currency trading and asset management arm: (i) The currency trading arm received a six-figure capital investment from an accredited third-party investor.  This investment marks the beginning of phase two of Titan’s currency alternative investment product managed by David Terk, of Titan Trading U.S.A.  The fund was previously in the incubation phase and has now moved forward with a larger capital base for a period of 90 days; and (ii) the Company announced that it has completed its testing phase in the currencies.

September 2008 – The Company reported that it is advancing towards commercialization through key operational developments. Titan is currently performing Beta and Acceptance testing on its TickAnalyst suite of products, to ensure that Titan’s products function properly under historical and live conditions. This testing process utilizes key in-house non-programming staff as well as independent consultants contracted by Titan, working closely with Titan’s software engineers for quality assurance of Titan’s applications and products. Titan’s testing process, which meets and exceeds industry standards, is currently performing a number of testing procedures simultaneously on large amounts of historical data as well as live data, down to the tick level, to test the robustness of its applications under rigorous conditions with the expectation of soon bringing a fully automated production offering to commercialization.

February, 2009 - The Company announced Release Candidate 2.0 of its TickAnalyst software platform. TickAnalyst is a fully integrated, scalable algorithmic trading system that, in addition to its existing base model packages, incorporates several countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TickAnalyst has the capability to analyze the fastest data feeds available from the world’s stock exchanges. With ultra high-speed analysis capabilities, TickAnalyst is designed to execute thousands of trades per second on a single platform with a high probability of success for each trade. TickAnalyst Release Candidate 2.0 has undergone rigorous in-house testing with Titan’s engineers and traders at its facilities in London, New York, Atlanta and West Palm Beach. TickAnalyst’s functionality, stability, and scalability have been tested with both real time and historical market data and all expectations and objectives for this release have been met or exceeded.

June, 2009 – The Company announced the completion of development and testing of the second generation of its TickAnalyst software package. TickAnalyst X2, comprised of the signal-processing engine, database-management tools, and charting server applies event triggers and customized analytics across extensive amounts of streaming data, a process also known as Complex Event Processing (“CEP”). The CEP applies Titan’s proprietary model-built logic to several North American exchanges in real-time. Titan’s proprietary models are designed to perform in all market environments. Model examples include trending and non-trending (mean-reversing) versions with numerous variations of each.
TickAnalyst X2 has enabled Titan Trading USA LLC (“TTU”) to implement TTU’s Internal Asset Management business model utilizing the US$5,000,000 received from Compo Investment Partners LP of New York. Updates on the status of this revenue and trading model will be made available to the market on a timely basis.
Ken Powell, President and CEO of Titan stated “Automated trading activity utilizing Compo’s $5,000,000 is a significant milestone for us to have achieved. Our software’s functionality and scalability are no longer a concern to Titan’s development and trading staff. TTU is comfortable with managing money in a production environment and we expect to generate cashflow during what our software considers to be proper market cycles. I wish to thank the shareholders and staff of Titan for their patience & support during what has been an extremely laborious time.”

CUSTOMER RELATIONS

February 2008 - The Company announced the appointment of Parker Seto to Titan’s advisory board.  Mr. Seto, who is well versed in International Business, will be responsible of overseeing business development and Titan’s expansion into Asian markets, specifically Hong Kong and Shanghai.  Titan plans to market to Asian brokers who wish to provide electronic trading platforms and DMA tools to their client base.

June 2008 - The Company announced the appointment of John Howell, Senior Government Relations Advisor with the law firm of King & Spalding LLP, to Titans Advisory Board.

Mr. Howell’s appointment intends to help Titan’s corporate leadership explore Titan’s unique, high-growth opportunities with its new TickAnalyst.

August 2008 -  The Company announce that it has entered into a Consulting Agreement (the “Consulting Agreement”) with ARENA Capital Inc. (“ARENA”) based in Edmonton, to provide investor relations services to the Company. ARENA will provide various services to the Company including financing services, public relations services, investor relations services, shareholder relations services and market maintenance. The term of the Consulting Agreement is one year, commencing on August 1, 2008 and expiring on July 31, 2009. The Consulting Agreement is subject to acceptance by the TSX Venture Exchange.  As compensation, Titan will pay ARENA 900,000 stock options at a price of $0.30 per share. The options will vest in equal amounts and stages over the next eighteen months.

August 2008 – The Company retained Renmark Financial Communications Inc. (“Renmark”) to provide investor relations services.. In consideration of the services to be provided, the Company has agreed to pay a monthly retainer of $7,000 to Renmark Financial Communications. Titan’s agreement with Renmark has a term of 12 months. Titan has the right to terminate the agreement at any time after February 28, 2009, by providing Renmark with a 30-day written notice to that effect. Renmark does not have any interest, directly or indirectly, in the securities of Titan nor does it have any intention to acquire said interest.

October 2008 – The Company announced the addition of a new team member, Manesh Patel, and opening a new Titan Atlanta Regional office. Mr. Patel performed roles in the field of Telecommunications that have included Sales Engineer, Support Engineer, Software Development, Business Development, and Manager of Engineering for companies such as Lucent Technologies. He has twelve years of active trading experience in the equities, options, and futures markets. In May 2007, Mr. Patel entered the financial industry by forming E.I.I. Capital Management. Mr. Patel holds a Series 3 license. He also holds a Masters in Electrical Engineering with a minor in Economics from the University of Georgia Institute of Technology. In Addition, the Atlanta office is fully outfitted with redundant connections, back-ups, and Video conferencing systems.

January 2009 – The Company announced the addition of a new team member, Doug Laughlin to Titan’s Advisory Board. Doug’s background includes over 20 years of professional sales and management experience with NASDAQ organizations including Cisco Systems, 3Com, and Foundry Networks. His duties within these organizations included sales, marketing, sales management, training, group presentations, trade show management, contract negotiations, hiring and OEM relationships. Doug currently also works in an advisory role with multiple high tech corporations in the area of business development.

July 2009 – The Company’s 12 month agreement with Renmark Financial Communications Inc. (“Renmark”) to provide investor relations services expired July 31, 2009.  The Company intends to renew the agreement at a later date.

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity Placements:

a) In December 2007, the Company closed a non-brokered private placement of units (”Units”), which raised $1,214,494. The Company issued 3,036,234 Units at $0.40 Canadian ($0.42 US) per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian ($0.62 US) and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428.40. The issue costs relating to this placement totaled $30,536.

b) On March 6, 2008, the corporation closed a fully-subscribed non-brokered private placement of units (“Units”), which raised $510,000.  The Company issued 2,000,000 Units at a price of $0.255 Canadian ($0.25 US) per unit. Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.  The issue costs related to this private placement totaled $6,200.

c) On July 29, 2008, the corporation closed a fully-subscribed non-brokered private placement of units (“Units”), which raised $610,500.  The Company issued 2,035,000 Units at a price of $0.30 Canadian per unit ($0.30 US). Each unit consists of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian ($0.40 US) and will expire July 29, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $90,000.  The issue costs related to this private placement totaled $18,868.

d)  On August 19, 2008 the corporation closed a fully-subscribed non-brokered private placement of units (“Units”), which raised $750,000.  The Company issued 2,500,000 Units at a price of $0.30 Canadian per unit. Each unit consists of one (1) common share in the capital of the Company and one common share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one common share for a price of $0.40 Canadian ($0.38 US) and will expire August 19, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $600,000  The issue costs related to this private placement totaled $42,072.

2008 Overview:

2008 was a very eventful year for Titan Trading Analytics Inc. and its subsidiaries.  As described above, the Company arranged four private placements during the fiscal period ending October 31, 2008. As well, the Company strengthened its Board of Advisors, committed resources to investor relations, and finalized its last phase of the TickAnalyst product suite. The TickAnalyst product suite is a proprietary electronic trading and financial analysis software platform, developed internally by Titan, that is designed to capture and analyze real time market tick data and then execute trades based on the software’s Algorithmic calculations. In the last quarter of 2008, the Company was devoted to intensive testing of the TickAnalyst suite of products. These efforts

In May, the Company reported that the new Edmonton office backup power system, consisting of a short-term battery-powered UPS with a long-term 100kW diesel-powered electrical backup, performed flawlessly during a recent multi-hour power failure test.

In addition, Titan has also developed a databank hosting 15 terabytes of NYSE and NASDAQ data extending as far back as 2004. Titan is using this database to run beta tests of its Tick Analyst Suite. Currently it is now test analyzing several hundred thousand historical events per second on Titan’s proprietary models. In addition, the Titan Tick Analyst Suite is running tests on streaming real-time data with Titan’s proprietary indicators and filters, a process also known as Complex Event Processing (“CEP”).

March, 2009 - The Company announced the closing of a non‐brokered private placement of units (“Units”) which raised CDN$656,260. The Corporation will issue 2,187,533 Units at CDN$0.30 per Unit. Each Unit consists of one common share (“Common Share”) and one‐half of one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011. The Corporation paid a total of CDN$35,125 in finder’s fees to arm’s length parties.

Warrants & Options Exercised:

Year to date ending July 31, 2009, a total of 3,165,000 options were granted, 685,000 options forfeited or expired and 1,110,000 options were exercised. As well, 1,655,632 warrants expired and 200,000 shares were issued for service.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2009, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash and cash equivalents, short term investments, restricted cash, due from related party, accounts payable and accrued liabilities, and loans and advances. The fair values of these financial instruments approximate their carrying values, due to their short-term nature. The fair value of the loans and advances cannot be reliably determined as there is no market for loans that do not bear interest and have no terms of repayments.  The Company is exposed to currency risk as a result of its operations in the United States.

It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada and the United States.  To date the Company has not generated revenues, and has relied on funding through private placements.

RESULTS OF OPERATIONS

The net loss of $710,436 (2008 – $571,244) for the period ending July 31, 2009 consisted of: research and development fees $146,642 (2008 - $91,859), general and administration $568,299 (2008 - $453,260).  Included in general and administration are Management and consulting fees of $215,787 (2008 – 194,740), Stock compensation expense of 74,167 (2008 – 65,958)

Amortization expense for the period was $38,407 (2008 - $28,645).  The increase in comparison to the same period in 2008 was a direct result of the additional computer equipment as well as leasehold improvements.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	July 31, 2009	April 30 2009	Jan 31 2009	Oct 31 2008
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$710,436	$936,032	$618,842	$1,379,675
Net loss per share (fully diluted)	.0137	.02	.01	.04

	For the three month period ended
	July 31 2008	April 30 2008	Jan 31 2008	Oct 31 2007
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$571,244	$563,234	$561,831	$646,423
Net loss per share (fully diluted)	.01	.01	.01	.01

The statements of the Company have been prepared in accordance with Canadian GAAP, which do not differ materially with those established in the United States except as disclosed in the notes to the financial statements.

LIQUIDITY

The Company has working capital deficiency as of July 31, 2009 of $440,180 (2008 - positive working capital of $396,070). Not included in the working capital deficiency were The advance of Private placement funds in the amount of $640,000.  The private placement will close in Q-4.  Since its inception, the Company has, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software.

The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.

The Company expended all of its efforts in fiscal 2008 and to date in fiscal 2009 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

Currently the company is in negotiations with several groups regarding additional funding sources to meet its general and administrative expenses as well as any additional research and development that may be required. The company is currently dealing with qualified/sophisticated investors in order to secure, either through private placements or loans, the capital required. As this is an ongoing exercise, the company will provide additional details once they are made available.

The ability for the company to secure additional financing required to become cashflow positive is a risk. The ability for Titan to provide technical support for its grey box software is a risk.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

Six months ending July 31, 2009	2009	2008	2007

Management and consulting fees	$67,500	$67,500	$50,000

Research and development	$201,574	$188,385	$210,790

Management and consulting fees are paid to a director of the Company and a company controlled by an officer for providing management services.

Research and development fees are paid to directors and companies controlled by directors for their services in providing software development and software testing.

Included in accounts payable and accrued liabilities is $39,936 (2008 - $24,227) payable to directors of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

SUBSEQUENT EVENTS

On August 20th, 2009, The Board of Directors of Titan Trading Analytics Inc.: (“Titan”) announced the appointment of Philip Carrozza to President of Titan. Mr. Carrozza is currently the Director of US Trading perations for Titan Trading USA LLC (“TTU”)and I s responsible for managing accounts and conducting Titan's US stock and futures trading operations. With 22 years of experience as a professional trader and trading executive, Mr. Carrozza is the originator of Titan's trading and automatic order execution platforms. Prior to joining the company, Mr. Carrozza was Head Analyst and Trader for Carlin Equities Corporation which was headquartered in New York. Mr. Carrozza is an attorney and a member of the Massachusetts Bar. Through his extensive contacts in the New York and Florida trading communities, he will be responsible for developing new business opportunities and strategic partnerships for Titan.
Mr. Ken Powell has been appointed as Chairman of the Board of Titan and retains the position of Chief Executive Officer .Ken Powell, CEO and Chairman of the Board of Directors of Titan stated, “The Board is pleased that Mr.Carrozza has accepted the role and responsibility of President of Titan. The relationships and expertise he has developed over the years are strong foundations for Titan and its shareholders during the commercial rollout of our proprietary automated trading platform, TickAnalyst X2. Under Mr. Carrozza's direction, we are confident that Titan will further validate the strengths of the TickAnalyst products and will advance its objectives to promote revenues, profitability and growth as an organization.”

 In September, 2009 a total of 50,000 options were exercised for aggregate proceeds of $7,750.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of September 29, 2009

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	52,761,878
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of  September 28, 2009:

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	410,593	$0.155	Feb. 16, 2010	N/A
Stock Options	680,000	$0.25	March 1, 2010	N/A
Stock Options	360,000	$0.315	June 23, 2011	N/A
Stock Options	1,780,000	$0.30	Jan. 8, 2012	N/A
Stock Options	200,000	$0.69	June 28, 2012	N/A
Stock Options	110,000	$0.50	Aug. 15, 2012	N/A
Stock Options	1,250,000	$0.37	Jan. 28, 2013	N/A
Stock Options	190,000	$0.50	Feb. 4, 2013	N/A
Stock Options	50,000	$0.34	June 24, 2013	N/A

Stock Options	150,000	$0.335	July 8, 2013	N/A
Stock Options	900,000	$0.30	August 12, 2013	N/A
Stock Options	510,000	$0.36	August 15, 2013	N/A
Stock Options	500,000	$0.36	November 7, 2013	N/A
Stock Options	50,000	$0.305	January 26, 2014	N/A
Stock Options	1,390,000	$0.33	March 6, 2014	N/A
Stock Options	600,000	$0.36	April 21, 2014	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,000,000	500,000 @ $0.50 in year one 500,000 @ $1.00 in year two	Nov. 30, 2008 – subject to Milestones	N/A
Purchase Warrants	1,518,117	$0.60	Dec. 7, 2009	N/A
Purchase Warrants	1,000,000	$0.35	March 6, 2010	N/A
Purchase Warrants	1,017,500	$0.40	July 29, 2010	N/A
Purchase Warrants	2,500,000	$0.40	August 19, 2010	N/A
Purchase Warrants	1,093,767	$0.45 $0.60	March 17, 2010 March 17, 2011	N/A

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

IFRS

In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”.  The exposure draft proposes to incorporate IFRS into the CICA Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS.

The process of changing to IFRS will be a significant undertaking that may materially affect our reported financial position and results of operations, and also affect certain business functions.  The Company has not yet completed an evaluation of the adoption of IFRS and its impact on the financial position and results of operations but plans to develop the key elements and timing of an implementation plan in the fourth quarter of fiscal 2009.

CHANGE IN ACCOUNTING POLICY AND PRIOR PERIOD ADJUSTMENT

Change in Accounting Policy

Effective November 1, 2007, the Company adopted the new CICA Handbook Sections 1506 "Accounting Changes", 3862 "Financial Instruments - Disclosures", 3863 "Financial Instruments - Presentation", and 1535 "Capital Disclosures".

a)
Section 1506, "Accounting Changes", prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.  Furthermore, the new standard requires the communication of the new primary sources of GAAP that are issued but not yet effective or not yet adopted by the Company.  Other than enhanced disclosures in note 3 the new standard had no material impact on the Company’s financial results.

b)
Section 3862, "Financial Instruments - Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.  Disclosure requirements pertaining to the adoption of this section is presented in Note 12.

c)
Section 3863, "Financial Instruments - Presentation", establishes standards for presentation of the financial instruments and non-financial derivatives.  It carries forward the presentation-related requirements of Section 3861 "Financial Instruments - Disclosure and Presentation".  The adoption of this new section did not have an effect on the consolidated financial statements.

d)
Section 1535, "Capital Disclosures", established standards for disclosing information about an entity's capital and how it is managed.  It describes the disclosure of the entity's objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.  Disclosure requirements pertaining to the adoption of this section is presented in Note 16.

Prior Period Adjustment

In the 2007 fiscal year, the Company failed to sufficiently accrue a $58,451 consulting fee for services provided in fiscal 2007 but not invoiced and paid until the current year.  As a result, the Company has restated its consolidated balance sheets and statements of shareholders’ equity, as at October 31, 2007 and consolidated statements of operations and comprehensive loss and statements of cash flow for the year ended October 31, 2007.  The impact of these changes was an increase in accounts payable and deficit of $58,451, an increase to general and administrative expenses of $90,000 and a decrease in research and development expenses of $31,549.

In the 2006 fiscal year, the Company granted 4,500,000 common shares and 2,000,000 common share purchase warrants to two directors of the Company in exchange for the software being developed for the Company.  The common shares and common share purchase warrants are to be issued contingent on the Company achieving certain milestones.  This is a related party transaction subject to the measurement and disclosure requirements of CICA Section 3840 “Related Party Transactions”.  Section 3840 requires monetary related party transactions or non-monetary related party transactions that has commercial substance but is not in the normal course of operations to be measured at the exchange amount when the change in ownership interests in the item transferred or the benefit of a service provided is substantive and the exchange amount is supported by independent evidence.  Based on the requirements of Section 3840, the Company has determined the value recognized and expensed with respect to this transaction was not in fact supported by independent evidence as the issuance of the equity instruments in consideration of the software was conditional on the achievement of specified future milestones.  Accordingly, the Company has reversed the software development expense of $1,891,479, the fair value of the warrants of $316,479 and the fair value of the common shares of $1,575,000 as a prior period error.

	As Previously Reported	Restatement	As Restated
As at October 31, 2007
Accounts payable	274,173	58,451	332,624
Warrants	812,255	(316,479)	495,776
Contributed surplus	2,119,682	(1,575,000)	544,682
Deficit	(11,920,584)	1,833,028	(10,087,556)

Year ended October 31, 2007
General and administrative	1,079,507	90,000	1,169,507
Research and development	1,331,369	(31,549)	1,299,820
Net loss and comprehensive loss	(2,521,187)	(58,451)	(2,579,638)

Year ended October 31, 2006
Software development	1,891,479	(1,891,479)	---
Net loss and comprehensive loss	(3,607,979)	1,891,479	(1,716,500)
Loss per share	(0.13)	0.07	(0.06)

ADDITIONAL INFORMATION
Additional information relating to the Company can also be found on SEDAR at www.sedar.com.